November 6, 2019

Ian Cameron
Chief Financial Officer
METHANEX CORP
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia
Canada V6C 3M1

       Re: METHANEX CORP
           Form 40-F for Fiscal Year Ended December 31, 2018
           Filed March 12, 2019
           File No. 000-20115

Dear Mr. Cameron:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2018

2. Significant accounting policies
n) Revenue recognition, page 56

1. Please provide expanded disclosures for methanol sold on a commission basis to discuss the nature of these agreements, the performance obligations (IFRS 15.119), when control of the product and/or service transfers to the customer (IFRS 15.124 and 125), and any significant judgments (IFRS 15.123). Depending on the nature of your commission sales agreements, please provide us with your consideration of the guidance in IFRS 15.B34
       IFRS 15.B43 regarding whether you are the principal or agent.
o) Financial instruments, page 56

2. We note that you have entered into natural gas supply contracts for your facilities in New
 Ian Cameron
METHANEX CORP
November 6, 2019
Page 2
         Zealand, Trinidad and Egypt along with certain contracts for your facilities in Chile that contain a variable price component that is adjusted by a formula related to methanol prices above a certain level. We further note your statement that the purpose is to reduce your commodity price risk exposure. Please provide us a detailed analysis of your accounting for these contracts, including the specific references to IFRS 9.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameIan Cameron                                 Sincerely,
Comapany NameMETHANEX CORP
                                                              Division of
Corporation Finance
November 6, 2019 Page 2                                       Office of Life
Sciences
FirstName LastName